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                                                                     Exhibit 5.1
                                                                     -----------

                           THOMPSON HINE & FLORY LLP
                            2000 Courthouse Plaza NE
                                 P.O. Box 8801
                            Dayton, Ohio 45401-8801

May 5, 1998


Brush Wellman Inc.
17876 St. Clair Avenue
Cleveland, Ohio  44110


Gentlemen:

We have acted as counsel to Brush Wellman Inc., an Ohio corporation (the "Company"), in connection with the Brush Wellman Inc. Key Employee Share Option Plan (the "Plan") and the preparation of the Company's Registration Statement on Form S-8 being filed with the Securities and Exchange Commission in connection therewith.

Please be advised that we have examined such proceedings and records of the Company, and have made investigation of such other matters, as in our judgment permits us to render an informed opinion on the matters set forth herein.

Based upon the foregoing, it is our opinion that the Plan has been duly authorized and that the options to purchase designated property to be granted by the Company under the Plan when granted in accordance with the terms of the Plan will be binding and enforceable obligations of the Company, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, marshaling or similar laws now or hereafter in effect affecting creditors' rights and remedies generally and general principals of equity (regardless of whether such enforceability is considered in equity or at law).

We consent to the use of this opinion as an exhibit to the Company's Registration Statement on Form S-8 with respect to the Plan.


                              Very truly yours,


                              /s/ Thompson Hine & Flory LLP